Filed Pursuant to Rule 433
Registration No. 333-231903
December 20, 2019

The following information is a Summary of Material Modifications to the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers Summary Plan Description/Prospectus as well as a Notice of Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to Nolan Financial Group’s website at: www.nolanlink.com, or contact Nolan Financial Group at 888-907-8633.

Effective as of January 1, 2020, the Plan Sponsor intends to make the following change to the Plan:

(The first paragraph of “Upon a Qualifying Financial Hardship” on page 36 of the SPD/Prospectus)

Upon a Qualifying Financial Hardship.  In the event of a qualifying financial hardship, the Benefits Administrator will direct that you be paid from your Account balance an amount in cash sufficient to meet the financial hardship.  Only Accounts with Elective Deferrals, Company Basic Match contributions and Company Discretionary Match contributions are eligible for withdrawal.  Hardship distributions will be permitted only if you are faced with a severe financial hardship caused by an unforeseen emergency resulting from (a) a sudden and unexpected illness or accident of the participant, a dependent, or the participant’s Primary Beneficiary” (as defined below); (b) the need to pay for burial or funeral expenses for the participant’s spouse, a dependent, or Primary Beneficiary; (c) the loss of the participant’s property due to casualty; or (d) such other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant.  For purposes of a qualifying financial hardship, a “Primary Beneficiary” is the individual who is named as a beneficiary under the Plan and has an unconditional right, upon the death of the participant, to all or a portion of the participant’s Account under the Plan.

The Benefits Administrator determines if the hardship qualifies under the appropriate standards.  Please note that it is very rare that a hardship meets these stringent criteria.

Investment Fund Changes:

Effective January 28, 2020, the Macquarie Diversified Income CIT will change from Class A (formerly Class 36) to a newly created Class B.  The good news is that this fund class change will result in lower fees!  Any Account balances you have in, or contribution elections going to, Macquarie Diversified Income CIT Class A (formerly Class 36) will automatically map (or transfer) during the period described below to the new Macquarie Diversified Income CIT Class B so you do not need to take any action.

NEW FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Macquarie Diversified Income CIT Class B (556070308)	0.30%	$3.00	0.30%	$3.00	10.39% *	3.40% *	3.70% *	11/1/2019
REMOVED FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Macquarie Diversified Income CIT Class A - formerly Class 36 (24610F150)	0.36%	$3.60	0.36%	$3.60	10.39%	3.40%	3.70%	6/29//2011**
Average annual returns provided are representative of performance as of September 30, 2019.

* All performance shown prior to the Macquarie Diversified Income Trust Class B inception is that of the Class 36 (now Class A) and Class 45. Past performance is no guarantee of future results. All periods longer than one year are annualized.
** Macquarie Diversified Income Trust Class 36 (now Class A) commenced operations on 12/31/15. The inception date of the Macquarie Diversified Income Trust Class 45 was 6/29/2011.

If you do not wish for an automatic mapping of these Account balances, please keep in mind that you can change your investment elections on your own at any time.  If you have an Account balance in the fund being removed, you can transfer the balance of that fund to any alternative funds available under the Plan by initiating a transfer prior to 4:00 p.m. Eastern on January 27, 2020.  In addition, you can make changes to your future contribution elections for the investment option being removed.  Please log on to your Account at www.nolanlink.com or visit LincolnFinancial.com/RetirementInfoCenter for more information on the available fund options.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange investment options or change where your future contributions are invested.

Any transactions requested on January 28, 2020 (such as fund transfers) will not be processed while the fund change is being made but will process normally once the fund change is completed.  Your Account, however, will continue to be credited with investment results during the change.

If you are also a participant in any of Lincoln’s other non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same investment option change will impact the non-qualified plans at the same time.

Questions?

If you have any questions about these changes, or would like to change your current balance and/or contribution elections under the Plan, contact Nolan Financial Group at 888-907-8633 or log on to your account at www.nolanlink.com.  For more information about the Plan, please review the applicable Summary Plan Description (SPD).

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by contacting Nolan Financial Group at 888-907-8633.

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